ING LIFE INSURANCE AND ANNUITY COMPANY
and its Variable Annuity Account C

Opportunity Plus

Supplement dated November 3, 2006 to the Contract Prospectus,
Contract Prospectus Summary and Statement of Additional Information,
each dated April 28, 2006, as supplemented

This supplement updates certain information contained in your Contract Prospectus, Contract Prospectus Summary and Statement of Additional Information (SAI) and replaces the prior supplement dated September 7, 2006. Please read it carefully and keep it with your current Contract Prospectus, Contract Prospectus Summary and SAI for future reference.

1. Effective November 6, 2006, ING FMR[SM] Earnings Growth Portfolio will change its name to ING FMR[SM] Large Cap Growth Portfolio. Accordingly, effective November 6, 2006, all references to ING FMR[SM] Earnings Growth Portfolio in the Contract Prospectus, Contract Prospectus Summary and SAI are deleted and replaced with ING FMR[SM] Large Cap Growth Portfolio.

2. Effective January 15, 2007, the following investment option may be available under your contract:

   ING Global Resources Portfolio (Class S) [(3)]

   (3) Transfers or deposits are not allowed into the subaccount investing in this fund, except from accounts established under the contract before May 1, 1998. As soon as all those who have current allocations to the subaccount under the contract have redirected their allocations to other investment options, we will close the subaccount to all investments (except loan repayments that we automatically deposit into the subaccount according to our loan repayment procedures).

3. Effective January 15, 2007, the following information is added to the Contract Prospectus under Appendix III – Fund Descriptions:

Fund Name	Investment Adviser/ Subadviser	Investment Objective(s)
ING Investors Trust – ING Global Resources Portfolio	Directed Services, Inc. **Subadviser**: ING Investment Management Co.	Seeks long-term capital appreciation.

4. The information for ING Wells Fargo Small Cap Disciplined Portfolio appearing in the Contract Prospectus under Appendix III – Fund Descriptions is deleted and replaced with the following:

Fund Name	Investment Adviser/ Subadviser	Investment Objective(s)
ING Investors Trust – ING Wells Fargo Small Cap Disciplined Portfolio	Directed Services, Inc. **Subadviser**: Wells Capital Management, Inc.	Seeks long-term capital appreciation.

Insurance products issued by ING Life Insurance and Annuity Company. Securities offered through ING Financial Advisers, LLC (Member SIPC), 151 Farmington Avenue, Hartford, CT 06156, or through other Broker-Dealers with which it has a selling agreement. These companies are wholly owned, indirect subsidiaries of ING Groep N.V. Insurance obligations are the responsibility of each individual company.

X.75962-06F
C06-1024-013R

November 2006